12014934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 01 2012
Washington DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwestern Securities Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Everett Street, P.O. Box 2528
(No. and Street)

East Peoria	Illinois	61611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan White (309) 699-6608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd
(Name – *if individual, state last, first, middle name*)

2400 N. Main Street	East Peoria	Illinois	61611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

4/6/12

OATH OR AFFIRMATION

I, Nathan White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midwestern Securities Trading Company, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

OFFICIAL SEAL
CAROLYN KAY BROWNING
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/04/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Members
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

We have audited the accompanying statements of financial condition of **Midwestern Securities Trading Company, LLC** (the Company) as of December 31, 2011 and 2010, and the related statements of operations and members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Midwestern Securities Trading Company, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Heinold-Banwart, Ltd.

February 13, 2012

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

ASSETS	2011	2010
Cash and cash equivalents	$ 217,917	$ 194,000
Receivables from clearing organizations	83,227	64,395
Prepaid expenses	17,098	17,446
Property and equipment	10,561	12,228
	$ 328,803	$ 288,069

LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Commissions payable	$ 101,486	$ 98,165
Accrued expenses	3,508	410
	104,994	98,575
Members' equity	223,809	189,494
	$ 328,803	$ 288,069

See accompanying notes.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
REVENUES		
Securities commissions	$ 48,306	$ 31,456
Listed stocks	112,293	97,264
Other commissions and fee income	2,056,545	1,499,485
Interest	264	39
	2,217,408	1,628,244
EXPENSES		
Personnel expense	186,835	104,084
Commissions	1,512,418	1,155,735
Clearing charges	128,746	111,170
Other expenses	325,094	240,792
	2,153,093	1,611,781
NET INCOME	64,315	16,463
BEGINNING MEMBERS' EQUITY	189,494	153,031
CONTRIBUTIONS	-	20,000
DISTRIBUTIONS	(30,000)	-
ENDING MEMBERS' EQUITY	$ 223,809	$ 189,494

See accompanying notes.

MIDWESTERN SECURITIES TRADING COMPANY, LLC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 64,315	$ 16,463
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	10,600	3,348
(Increase) decrease in operating assets		
Receivables from clearing organizations	(18,832)	(23,149)
Prepaid expenses	348	(9,301)
Increase in operating liabilities		
Commissions payable	3,321	28,827
Accrued expenses	3,098	410
Net cash provided by operating activities	62,850	16,598
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property and equipment	(8,933)	(1,368)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions	-	20,000
Member distributions	(30,000)	-
Net cash provided by (used in) financing activities	(30,000)	20,000
INCREASE IN CASH AND CASH EQUIVALENTS	23,917	35,230
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	194,000	158,770
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 217,917	$ 194,000

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i).

Commissions

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents. Money market funds at December 31, 2011, of $91,988 are not covered by depository insurance.

Receivables from Clearing Organizations

The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. At December 31, 2011 and 2010, no allowance for future bad debts has been established as it is management's opinion that losses, if incurred, would not materially affect the financial statements.

Property and Equipment

Property and equipment, consisting of furniture, equipment, and leasehold improvements, are carried at cost, less accumulated depreciation of $24,974 and $14,374 at December 31, 2011 and 2010, respectively. Depreciation is computed by the straight-line and accelerated methods over useful lives of five to fifteen years. Depreciation expense amounted to $10,600 and $3,348 for the years ended December 31, 2011 and 2010, respectively.

Income Taxes

The Company became an LLC on January 1, 2000, and is taxed as a partnership. The partners or "members" of the LLC will be taxed on the earnings at the individual level and as a result there is no provision for income taxes presented in the financial statements.

The Project files income tax returns in the U.S. federal and State of Illinois jurisdictions. With few exceptions, the Project is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years before 2008. The U.S. federal return for 2008 has been closed due to examination.

The Company includes penalties and interest assessed by income taxing authorities in operating expenses. Penalties and interest expenses for the year ended December 31, 2011, were $2. There were no penalties and interest expenses for the year ended December 31, 2010.

Subsequent Events

The Company has evaluated subsequent events through February 13, 2012, the date the financial statements were available to be issued.

Reclassification of Financial Statement Presentation

Certain reclassifications have been made to the 2010 financial statements to conform with the 2011 financial statement presentation. Such reclassifications have no effect on net income previously reported.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

Included in cash and cash equivalents the Company has a deposit in a money market account with a clearing organization of $50,000 at December 31, 2011 and 2010.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company is related to John Graham and Associates by common ownership. The Company rents office space from this related party. The lease is on a month-to-month basis. Rents in 2011 amounted to $2,400 per month. Rents in 2010 amounted to $1,200 per month through June 30 and $2,400 thereafter. In addition, there is a charge to cover utility costs which amounted to $370 per month during 2011. In 2010, this charge amounted to $600 per month through June 30, at which time it was reduced to $360 per month through December 31. Rent expense amounted to $29,028 and $21,771 for the years ended December 31, 2011 and 2010, respectively.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had adjusted net capital of $195,310, which was $145,310 in excess of its required net capital of $50,000. The adjusted net capital of $195,310 is equal to the net capital the Company reported in its Focus Report.

SUPPLEMENTARY INFORMATION

MIDWESTERN SECURITIES TRADING COMPANY, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
NET CAPITAL	$ 223,809	$ 189,494
NON-ALLOWABLE ASSETS		
Prepaid expenses	17,098	17,446
Property and equipment	10,561	12,228
	27,659	29,674
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	196,150	159,820
HAIRCUTS ON SECURITY POSITIONS		
Money market accounts	840	840
ADJUSTED NET CAPITAL	$ 195,310	$ 158,980
MINIMUM NET CAPITAL REQUIRED	$ 50,000	$ 50,000
EXCESS NET CAPITAL	$ 145,310	$ 108,980

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

In planning and performing our audit of the financial statements of Midwestern Securities Trading Company, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 13, 2012

MIDWESTERN SECURITIES TRADING COMPANY, LLC

AGREED UPON PROCEDURES

DECEMBER 31, 2011

TABLE OF CONTENTS

HEINOLD-BANWART, LTD.
Certified Public Accountants

Riverfront Office Center 2400 N. Main Street East Peoria, IL 61611-1795 Tel 309.694.4251 Fax 309.694.4202

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Midwestern Securities Trading Company, LLC
East Peoria, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Midwestern Securities Trading Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Midwestern Securities Trading Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Midwestern Securities Trading Company, LLC's management is responsible for the Midwestern Securities Trading Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and the canceled check noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared the adjustments reported in Form SIPC-7 with clearing statements noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (clearing statements) noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 13, 2012

Heinold-Banwart, Ltd.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052074 FINRA DEC
MIDWESTERN SECURITIES TRADING 19*19
235 EVERETT STREET STE A
PO BOX 2528
EAST PEORIA IL 61611-0528

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 279

B. Less payment made with SIPC-6 filed (exclude interest) (150)

______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 129

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 129

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 129

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Midwestern Securities Trading Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of February, 2012.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2011
and ending Dec 31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,217,408
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,056,809
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	48,986
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	2,105,795
d. SIPC Net Operating Revenues	$ 111,613
2e. General Assessment @ .0025	$ 279

(to page 1, line 2.A.)